                                          August 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kristin Baldwin (baldwinkr@sec.gov)

Re:	Advent Technologies Holdings, Inc. Registration Statement on Form S-1 CIK No. 0001744494 File No. 333-289686 Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-289686) filed by Advent Technologies Holdings, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on August 18, 2025, as amended (the “Registration Statement”).

The Company hereby requests that the Registration Statement be made effective at 9:00 a.m. Eastern Time on Wednesday, August 27, 2025, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

Please contact Tom Rosedale of Nutter, McClennen & Fish, LLP at (617) 439-2040 or by email at trosedale@nutter.com with any questions you may have concerning this request. Please notify Mr. Rosedale when this request for acceleration has been granted.

Sincerely,

ADVENT TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Gary Herman
Name:	Gary Herman
Its:	Chief Executive Officer